Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Three Months Ended March 31, 2011
Income from Continuing Operations Before Taxes	$142.6
Add:
One-third of rents	2.4
Interest on long-term and short-term debt	23.4
Interest capitalized, net of amortization	0.9

Earnings from Continuing Operations	$169.3

Fixed charges:
One-third of rents	$2.4
Interest on long-term and short-term debt	23.4
Interest capitalized	2.4

Fixed Charges from Continuing Operations	$28.2

Ratio of Earnings to Fixed Charges from Continuing Operations	6.0

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and interest capitalized, net of amortization.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.